                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 10)1

                              UNITED CAPITAL CORP.
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   909912 10 7
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ].

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 2 of 6 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     A.F. Petrocelli
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  8,876,249(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               299,100(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               8,876,249(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               299,100(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     9,175,349(1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     73.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes presently exercisable options to purchase an aggregate of 3,360,801 shares  of  Common  Stock.  Also  includes  1,000,000  shares  held  by  Beverly
Petrocelli,  the  wife of A.F.  Petrocelli.  Such  shares  may be  deemed  to be beneficially owned by Beverly Petrocelli and A.F Petrocelli disclaims beneficial ownership of the shares held by Beverly Petrocelli.

(2)  Consists of 299,100  shares  held by the  Attilio  and  Beverly  Petrocelli
Foundation (the "Foundation"),  a not-for-profit charitable organization,  whose directors consist of certain Petrocelli Family members including A.F. Petrocelli and Beverly  Petrocelli.  Such shares may be deemed to be beneficially  owned by
Beverly Petrocelli and A. F. Petrocelli  disclaims  beneficial  ownership of the shares held by the Foundation.

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 3 of 6 Pages
----------------------------                        ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     BEVERLY PETROCELLI
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  8,876,249(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               299,100(2)
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               8,876,249(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               299,100(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     9,175,349(1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     73.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 7,876,249 shares held by A.F.  Petrocelli (which includes presently exercisable  options to  purchase an  aggregate  of  3,360,801  shares of Common
Stock).  Such shares may be deemed to be beneficially  owned by A.F.  Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F.
Petrocelli.

(2) Consists of 299,100 shares held by the Foundation. Such shares may be deemed to be beneficially  owned by A.F.  Petrocelli and Beverly  Petrocelli  disclaims beneficial ownership of the shares held by the Foundation.

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 4 of 6 Pages
----------------------------                        ----------------------------

                                  SCHEDULE 13D

                               (Amendment No. 10)

                                 relating to the

                          Common Stock, $.10 par value

                                       of

                              United Capital Corp.

            This  Amendment  No. 10 amends the  Schedule  13D dated  January 20,
1994, (the "Schedule 13D"), filed by A.F. Petrocelli ("Mr.  Petrocelli") and his wife, Beverly Petrocelli ("Mrs. Petrocelli"). This Amendment No. 10 reflects (i)
the gifting by Mr. Petrocelli of an aggregate of 123,200 shares of Common Stock,
$.10 par value (the "Common  Stock") of United  Capital Corp.  (the "Issuer") in
2003 and 2004, (ii) certain options to purchase Common Stock becoming  presently exercisable,  (iii) the  change in the  number of shares of  outstanding  Common
Stock of the Issuer as the result of the exercise of stock options and buy-backs of the Issuer's Common Stock, and (iv) the exercise by Mr. Petrocelli of options to purchase  100,000  shares of Common Stock and the sale by Mr.  Petrocelli  of
100,000 shares of Common Stock in 2003. In addition,  Mr.  Petrocelli has gifted
300,000  shares  to  the  Attilio  and  Beverly   Petrocelli   Foundation   (the
"Foundation"), a not-for-profit charitable organization, whose directors consist of certain  Petrocelli  family  members  including  A.F.  Petrocelli and Beverly
Petrocelli.  Accordingly,  for purposes of Rule 13d-3 of the Securities Exchange
Act of 1934,  as amended  (the  "Exchange  Act"),  A.F.  Petrocelli  and Beverly
Petrocelli  may be deemed to be the beneficial  owners of such shares.  However, both A.F. Petrocelli and Beverly Petrocelli disclaim beneficial ownership of the shares held by the Foundation.  To date in January 2005, the Foundation has sold
900 shares of Common  Stock.  The Schedule 13D is also being  amended to reflect that A.F.  Petrocelli and Beverly  Petrocelli may be deemed to be the beneficial owners  of the  shares  held by the  other  for  purposes  of Rule  13d-3 of the
Exchange Act. A.F. Petrocelli  disclaims beneficial ownership of the shares held by Beverly Petrocelli and Beverly Petrocelli  disclaims  beneficial ownership of the shares  held by A.F.  Petrocelli.  In August  2003,  the  Issuer  effected a two-for-one stock split of the Issuer's Common Stock and all information in this
Schedule  13D has been  adjusted to reflect this stock  split.  All  capitalized terms not otherwise  defined herein shall have the meanings  ascribed thereto in the Schedule 13D. The items specified below are hereby amended and  supplemented as specified herein.

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 5 of 6 Pages
----------------------------                        ----------------------------

            ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Schedule
13D is hereby amended and supplemented by adding the following:

            In 2003 and 2004 Mr.  Petrocelli  gifted  an  aggregate  of  123,200 shares of Common Stock to a grandchild and one other individual.

            In 2003 and 2004,  options to purchase  an  aggregate  of  1,151,333 shares of Common Stock held by Mr. Petrocelli became presently exercisable.

            In 2003, Mr. Petrocelli exercised options to purchase 100,000 shares of Common Stock and sold 100,000 shares of Common Stock.

            In December  2004,  Mr.  Petrocelli  gifted 300,000 shares of Common
Stock to the Foundation.

            To date in  January  2005,  the  Foundation  has sold 900  shares of
Common Stock at an average sale price of $23.17 per share.

            A.F.  Petrocelli  and  Beverly  Petrocelli  may be  deemed to be the beneficial  owners of the shares held by the other for purposes of Rule 13d-3 of the Exchange Act. A.F. Petrocelli  disclaims  beneficial ownership of the shares held by Beverly Petrocelli and Beverly Petrocelli disclaims beneficial ownership of the shares held by A.F. Petrocelli.

            As a result of these  transactions,  Mr. Petrocelli may be deemed to be the beneficial owner of 9,175,349 shares of Common Stock including  presently exercisable  options to purchase 3,360,801 shares of Common Stock,  representing approximately  73.5%  of  the  outstanding  Common  Stock  of the  Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported  in its Form 10-Q for the nine  months  ended  September  30, 2004 (the
"10-Q").  Such  amount does not include  shares held by the adult  children  and grandchildren of Mr.  Petrocelli but does include  1,000,000 shares held by Mrs.
Petrocelli  and  299,100  shares held by the  Foundation  as to all of which Mr.
Petrocelli disclaims beneficial  ownership.  Mrs. Petrocelli may be deemed to be
the  beneficial  owner  of  9,175,349   shares  of  Common  Stock   representing
approximately  73.5%  of  the  outstanding  Common  Stock  of the  Issuer.  Such percentage is based upon the amount of outstanding Common Stock of the Issuer as reported in the 10-Q.  Such  amount  does not  include  shares held by the adult children or grandchildren of Mrs.  Petrocelli but does include  7,876,249 shares held by Mr. Petrocelli (which includes presently exercisable options to purchase
3,360,801  shares) and 299,100  shares held by the Foundation as to all of which
Mrs. Petrocelli disclaims beneficial ownership.

----------------------------                        ----------------------------
CUSIP No. 909912 10 7                13D                       Page 6 of 6 Pages
----------------------------                        ----------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24 , 2005

                                         /s/ A.F. Petrocelli
                                         --------------------------------
                                         A.F. Petrocelli

                                         /s/ Beverly Petrocelli
                                         --------------------------------
                                         Beverly Petrocelli